----------                                        ------------------------------
  FORM 5                                                   OMB APPROVAL
----------                                        ------------------------------
                                                  OMB Number           3235-0362
                                                  Expires:        April 30, 1997
                                                  Estimated average burden
                                                  hours per response ....... 1.0
                                                  ------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

================================================================================
1. Name and Address of Reporting Person

   Latham,              Daniel                     W.
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

   c/o Coyote Network Systems, Inc.
   4360 Park Terrace Drive
--------------------------------------------------------------------------------
                                    (Street)

   Westlake Village,      CA                    91361
--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)

================================================================================
2. Issuer Name and Ticker or Trading Symbol

   Coyote Network Systems Inc. (CYOE)

================================================================================
3. IRS or Social Security Number of Reporting Person (Voluntary)

================================================================================
4. Statement for Month/Year

   March 2000
================================================================================
5. If Amendment, Date of Original (Month/Year)

================================================================================
6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)

      President and Chief Operating Officer
      ---------------------------------------

================================================================================

7. Individual or Joint/Group Reporting
   (Check all applicable)

   [ X ]   Form Filed by One Reporting Person
   [   ]   Form Filed by More than One Reporting Person


====================================================================================================================================
                                 Table I -- Non-Derivative Securities Acquired, Disposed of,
                                                       or Beneficially Owned
====================================================================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Security Acquired (A) or        Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or    Price     (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             & 4)           (Instr.4) (Instr. 4)

------------------------------------- ------------- ------------ -------------- ----- --------   -------------- --------- ----------

------------------------------------- ------------- ------------ -------------- ----- --------   -------------- --------- ----------

------------------------------------- ------------- ------------ -------------- ----- --------   -------------- --------- ----------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

====================================================================================================================================
                            Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                          (e.g., puts, calls, warrants, options, convertible securities)
====================================================================================================================================
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)    (D)   cisable  Date      Title    Shares  5)       4)        4)       4)
------------------- -------- -------- -------- -----   ----  -------- -------  --------- ------- -------- --------- -------- -------
Employee Stock               04/01/99                        01/14/00           Common
Option  (1)         $5.00      (1)       A      94,500         (1)    01/14/10  Stock     94,500            94,500     D
------------------- -------- -------- -------- ------- ----  -------- -------  --------- ------- -------- --------- -------- -------
Employee Stock               01/14/00                        01/14/00           Common
Option  (1)         $5.00      (1)       A     283,500         (1)    01/14/10  Stock    283,500           283,500     D
------------------- -------- -------- -------- ------- ----  -------- -------  --------- ------- -------- --------- -------- -------

------------------- -------- -------- -------- ------- ----  -------- -------  --------- ------- -------- --------- -------- -------

====================================================================================================================================

Explanation of Responses:

1. By action of the Company's Board of Directors, the terms of the reporting person's employment agreement were modified to provide for immediate award of the reporting person's entitlement to 283,500 options as currently exercisable at $5.00 per share and 94,500 options which were awarded on April 1, 1999 at an exercise price of $7.62 per share were repriced at an exercise price of $5.00 per share and became immediately exercisable. Issuance of such shares is subject to shareholder approval of the Company's amendment of its Certificate of Incorporation to allow for the increase in the Company's authorized shares and subject to shareholder approval of the Company's Equity Plan.


         /s/ Daniel W. Latham                                   5/15/00
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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